Emteq Labs Inc.

(a Delaware Corporation, formerly known as Sense Technology Inc.)

Audited Financial Statements

As of the fiscal year ended July 30, 2024

Audited by



Alice.CPA LLC
A New Jersey CPA Company

Financial Statements

Emteq Labs Inc.
(fka Sense Technology Inc.)

Table of Contents











Alice CPA

Independent Auditor's Report

April 22, 2025
To: Board of Directors of Emteq Labs Inc.
Attn: Steen Strand, CEO
Re: FY2024 Financial Statement Audit – Emteq Labs Inc.

Report on the Audit of the Financial Statements

Opinion

We have audited the financial statements of Emteq Labs Inc. (formerly known as Sense Technology Inc.), which comprise the balance sheet as of the fiscal year ended July 30, 2024, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements. In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Emteq Labs Inc. as of the fiscal year ended July 30, 2024, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Emteq Labs Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Emteq Labs Inc.'s ability to continue as a going concern.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Emteq Labs Inc.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accountin

cern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Sincerely,

Alice·CPA LLC

Alice.CPA LLC
Robbinsville, New Jersey
April 22, 2025



EMTEQ LABS INC.
(Formerly known as SENSE TECHNOLOGY INC.)
BALANCE SHEET
As of the fiscal year ended July 30, 2024
(Audited)

ASSETS	2024
Current Assets	
Cash and cash equivalents	$ -
Total Current Assets	-
Total Assets	$ -
LIABILITIES AND STOCKHOLDERS' EQUITY	
Current Liabilities	
Intercompany payable	3,095
Total Current Liabilities	3,095
Total Liabilities	3,095
Stockholders' Equity	
Common stock, $0.01 par value; 1,000 authorized shares; 1,000 issued and outstanding as of July 30, 2024	10
Additional paid in capital	-
Subscription receivable	(10)
Retained Earnings/ (Accumulated deficit)	(3,095)
Total Stockholders' Equity	(3,095)
Total Liabilities and Stockholders' Equity	$ -

The accompanying footnotes are an integral part of these financial statements.

EMTEQ LABS INC.
(Formerly known as SENSE TECHNOLOGY INC.)
INCOME STATEMENT
For the Year Ended July 30, 2024
(Audited)

	2024
Revenues	$ -
Operating Expenses	
Professional services	3,095
Total Operating Expenses	**3,095**
Other Income	
Other income/expense	-
Total Other income (expense)	**-**
Net Income (Loss)	**$ (3,095)**

The accompanying footnotes are an integral part of these financial statements.

EMTEQ LABS INC.
(Formerly known as SENSE TECHNOLOGY INC.)
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Fiscal Year Ended July 30, 2024
(Audited)

	Common Stock		Additional Paid in Capital	Subscription Receivable	Retained Earnings/ (Accumulated Deficit)	Total Stockholders' Equity
	Shares	Value ($ par)				
Balance as of December 29, 2023 (Inception date)						
Issuance of common stocks	1,000	10	-	(10)	-	-
Net loss	-	-	-	-	(3,095)	(3,095)
Balance as of July 30, 2024	1,000	10	-	(10)	(3,095)	(3,095)

The accompanying footnotes are an integral part of these financial statements.

EMTEQ LABS INC.
(Formerly known as SENSE TECHNOLOGY INC.)
STATEMENT OF CASH FLOWS
For the Year Ended July 30, 2024
(Audited)

	2024
Cash Flows from Operating Activities	
Net Income (Loss)	$ (3,095)
Adjustments to reconcile net income (loss) to net cash provided by operations:	
Changes in operating assets and liabilities:	
Intercompany payable	3,095
Net cash provided by (used in) operating activities	-
Cash and cash equivalents at beginning of year	-
Cash and cash equivalents at end of year	$ -
Supplemental information	
Interest paid	$ -
Income taxes paid	$ -

The accompanying footnotes are an integral part of these financial statements.

EMTEQ LABS INC.
(Formerly known as SENSE TECHNOLOGY INC.)
NOTES TO FINANCIAL STATEMENTS
AS OF THE FISCAL YEAR ENDED JULY 30, 2024
(AUDITED)

NOTE 1 – NATURE OF OPERATIONS

Emteq Labs Inc. (formerly known as Sense Technology Inc.) (which may be referred to as the "Company, "we," "us," or "our") was registered in Delaware on December 29, 2023. The Company was established to support the launch of Sense Lite in the US. The Company is a wholly-owned subsidiary of Emteq Ltd., a UK based entity. The Company's headquarters is in Santa Monica, California.

The Company operates on a fiscal year end of July 30.

As of July 30, 2024, the Company has not yet commenced operations. It is anticipated that the Company will incur losses before generating positive retained earnings. The Company intends to raise capital through crowdfunding campaign to support its initial launch and growth in the market.

On April 22, 2025, the Articles of Incorporation was amended to change the name of the Company to Emteq Labs Inc (see Note 5).

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company will maintain its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000.

Cash and Cash Equivalents

EMTEQ LABS INC.
(Formerly known as SENSE TECHNOLOGY INC.)
NOTES TO FINANCIAL STATEMENTS
AS OF THE FISCAL YEAR ENDED JULY 30, 2024
(AUDITED)

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. The Company has no cash and cash equivalents as of July 30, 2024.

Receivables and Credit Policy

As of July 30, 2024, the Company did not have any accounts receivable and is pre-revenue.

Fair Value Measurements

US GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of July 30, 2024.

Income Taxes

The Company accounts for income taxes in accordance with FASB ASC 740, Income Taxes. Income tax expense consists of current and deferred taxes, which are recognized based on the tax effects of transactions reported in the financial statements. Current taxes represent amounts payable for the period based on applicable tax laws, while deferred taxes arise from temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the periods when the temporary differences are expected to reverse. A valuation allowance is established if, in management's judgment, it is more likely than not that some or all of the deferred tax assets will not be realized.

As of July 30, 2024, the Company has not recorded an income tax provision, as it has incurred net operating losses or does not have taxable income for the periods presented.

Accounting for Uncertainty in Income Taxes

The Company evaluates its uncertain tax positions and will recognize a loss contingency when it is probable that a liability has been incurred as of the date of the financial statements and the amount of the loss can be reasonably estimated. The amount recognized is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position. The

EMTEQ LABS INC.
(Formerly known as SENSE TECHNOLOGY INC.)
NOTES TO FINANCIAL STATEMENTS
AS OF THE FISCAL YEAR ENDED JULY 30, 2024
(AUDITED)

amount that is ultimately sustained for an individual uncertain tax position or for all uncertain tax positions in the aggregate could differ from the amount recognized. At July 30, 2024, respectively, management did not identify any uncertain tax positions.

Revenue Recognition

The Company adopted FASB ASC 606, *Revenue from Contracts with Customers* ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured.

The Company has not generated revenue for the year ended July 30, 2024.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – EQUITY / RELATED PARTY

Common Stock

The Company is authorized to issue 1,000 shares of common stock with a par value of $0.01 per share. On December 29, 2023, the Company issued 1,000 shares of common stock to Emteq Ltd. As of July 30, 2024, all 1,000 authorized shares were issued and outstanding.

Related Party Transactions

The parent company, Emteq Limited, has funded the Company's initial operating expenses, which the Company has booked as a related party payable.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of July 30, 2024.

EMTEQ LABS INC.
(Formerly known as SENSE TECHNOLOGY INC.)
NOTES TO FINANCIAL STATEMENTS
AS OF THE FISCAL YEAR ENDED JULY 30, 2024
(AUDITED)

NOTE 5 – SUBSEQUENT EVENTS

Crowdfunded Offering

Subsequent to July 30, 2024, Emteq Labs Inc. announced its intention to raise capital through an equity crowdfunding campaign with an anticipated fundraising target of up to $5,000,000. The securities to be offered are shares of common stock, with a proposed valuation of $40,000,000, subject to finalization.

Proceeds from the offering are intended to be used to: (1) support the launch of a consumer-facing diet health product, (2) validate the technology and use cases in the market, (3) initiate a sensor miniaturization program, and (4) commence development of an emotion-sensing product.

The crowdfunding campaign is expected to launch on or around June 1, 2025. Final terms and additional details will be made available in the offering documents at the time of launch.

Amendments to the Articles of Incorporation

On April 21, 2025, the Board of Directors approved the proposal to change the name of the Company to Emteq Labs Inc. In addition, they approved the increase in authorized number of shares from 1,000 to 40,000,000 consisting of 36,000,000 shares of voting common stock with par value of $0.01 and 4,000,000 shares of non-voting common stock with par value of $0.01. On April 22, 2025, the Company's Articles of Incorporation was amended to reflect these changes.

Management's Evaluation

Management has evaluated subsequent events through April 22, 2025, the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in the financial statements.